Exhibit 99.3

Centerra Gold Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States Dollars)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by: Scott G. Perry President and Chief Executive Officer February 23, 2021

Original signed by: Darren J. Millman Vice President and Chief Financial Officer

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Centerra Gold Inc.

Opinion

We have audited the consolidated financial statements of Centerra Gold Inc. (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2020 and December 31, 2019

•	the consolidated statements of earnings (loss) and other comprehensive income (loss) for the years then ended December 31, 2020 and December 31, 2019

•	the consolidated statements of Shareholders’ equity for the years then ended December 31, 2020 and December 31, 2019

•	the consolidated statements of cash flows for the years then ended December 31, 2020 and December 2019

•	and notes to the consolidated financial statements, including a summary of significant accounting policies (Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Evaluation of indicators of impairment and reversal of impairment for long-lived assets

Description of the matter

We draw attention to Note 3(j), Note 4(i) and Note 9 to the financial statements. Long-lived assets, including goodwill, are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal. A cash-generating unit (“CGU”) is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash flows from other assets. Long-lived assets are $1.7 billion. Significant judgment is required in assessing indicators of impairment or reversal of impairment. The Entity completes an evaluation at each reporting period of potential impairment indicators or reversal of impairment, considering both external and internal sources of information.

Why the matter is a key audit matter

We identified the evaluation of indicators of impairment and reversal of impairment for long-lived assets as a key audit matter. Long-lived assets are material to the financial statements. Significant auditor judgment is required to evaluate the results of our audit procedures and assess the Entity’s determination of whether the internal and external factors, individually and in the aggregate, result in indicators of impairment or reversal of impairment.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter.

We evaluated the Entity’s analysis of internal and external factors within their impairment and reversal of impairment indicators memorandum by considering whether quantitative and qualitative information in the analysis was consistent with other evidence in other areas of the audit. This included:

•	Information included in Entity’s press releases and management’s discussion and analysis

•	Other evidence obtained in other areas of the audit, including estimates of mineral reserves and resources and internal communications to management and the Board of Directors.

To assess the Entity’s ability to accurately forecast:

•	We compared for certain CGUs the Entity’s operating and capital cost estimates to actual results

•	We compared by CGU the Entity’s production estimates to actual production.

To search for significant changes in the external environment we:

•	Inspected publicly available market data for changes in the price of gold, copper, molybdenum prices, discount rates and foreign exchange rates

•	Compared the Entity’s market capitalization to the carrying value of its net assets.

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

•	the information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report”

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

•

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Daniel Gordon Ricica.

Toronto, Canada

February 23, 2021

Centerra Gold Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of United States Dollars)	Notes	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$545,180	$42,717
Amounts receivable	6	66,108	79,022
Inventories	7	580,587	774,060
Assets held-for-sale	5	140,005	—
Other current assets	8	40,961	36,869

		1,372,841	932,668
Property, plant and equipment	9	1,686,067	1,669,516
Reclamation deposits	13	47,083	40,999
Other assets	10	30,018	58,470

		1,763,168	1,768,985

Total assets		$3,136,009	$2,701,653

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11	$232,704	$238,339
Revenue-based tax payable		5,073	744
Income tax payable		2,474	1,034
Liabilities held-for-sale	5	2,255	—
Other current liabilities	8	15,322	4,692

		257,828	244,809
Long-term debt	12	—	70,007
Deferred income tax liability	22	39,473	33,733
Provision for reclamation	13	351,149	265,049
Other liabilities	10	21,541	22,211

		412,163	391,000
Shareholders’ equity
Share capital	23	975,122	960,404
Contributed surplus		30,601	26,278
Accumulated other comprehensive income (loss)		11,600	(752)
Retained earnings		1,448,695	1,079,914

		2,466,018	2,065,844

Total liabilities and Shareholders’ equity		$3,136,009	$2,701,653

Commitments and contingencies (note 25)
Subsequent events (notes 5 and 23d)

The accompanying notes form an integral part of these consolidated financial statements.
Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Richard W. Connor

Centerra Gold Inc.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

For the years ended December 31,

(Expressed in thousands of United States Dollars) (except per share amounts)	Notes	2020	2019
Revenue	15	$1,688,675	$1,375,328
Cost of sales
Production costs	16	590,624	676,632
Depreciation, depletion and amortization		305,286	239,511
Standby costs	17	6,728	9,100

Earnings from mine operations		786,037	450,085
Revenue-based taxes	22a	138,493	116,417
Exploration and development costs		47,442	45,958
Corporate administration	18	45,674	45,265
Care and maintenance expense		29,117	28,529
Impairment	19	—	230,500
Other operating expenses	20	87,095	69,113

Earnings (loss) from operations		438,216	(85,697)
Other expense (income), net		7,028	(1,450)
Finance costs	21	14,941	16,337

Earnings (loss) before income tax		416,247	(100,584)
Income tax expense (recovery)	22	7,709	(7,071)

Net earnings (loss)		$408,538	$(93,513)
Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$839	$1,753
Net unrealized gain (loss) on derivative instruments	28	11,513	(395)
Post-retirement benefit		—	(22)

Other comprehensive income (“OCI”)		12,352	1,336

Total comprehensive income (loss)		$420,890	$(92,177)

Basic earnings (loss) per share	23	$1.39	$(0.32)
Diluted earnings (loss) per share	23	$1.37	$(0.32)

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in thousands of United States Dollars)	Notes	2020	2019
Operating activities
Earnings (loss) from operations		$408,538	$(93,513)
Adjustments for the following items:
Depreciation, depletion and amortization		314,947	245,746
Finance costs	21	14,941	16,337
Share-based compensation expense		20,348	19,773
Reclamation expense		53,135	34,439
Asset impairment	19	—	230,500
Other	24b	40,747	(54,819)

Cash provided by operations before changes in working capital		852,656	398,463
Changes in working capital	24a	77,359	(64,314)

Cash provided by operations		930,015	334,149

Investing activities
Property, plant and equipment additions		(326,240)	(299,443)
Decrease (increase) in restricted cash		25,246	(481)
Increase in other assets		(2,382)	(9,725)

Cash used in investing		(303,376)	(309,649)

Financing activities
Debt drawdown	12	250,000	302,804
Debt repayment	12	(327,472)	(417,986)
Payment of borrowing costs		(8,515)	(9,293)
Lease payments	14	(6,037)	(16,962)
Proceeds from common shares issued		7,793	7,949
Dividends declared and paid	23d	(39,757)	—

Cash used in financing		(123,988)	(133,488)

Increase (decrease) in cash during the year		502,651	(108,988)
Cash at beginning of the year		42,717	151,705
Reclassified to assets held-for-sale	5	(188)	—

Cash at end of the year		$545,180	$42,717

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States Dollars, except share information)

				Accumulated
	Number of	Share		Other
	Common	Capital	Contributed	Comprehensive	Retained
	Shares	Amount	Surplus	(Loss) Income	Earnings	Total
Balance at January 1, 2019	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031

Net loss		—	—	—	(93,513)	(93,513)
Other comprehensive income		—	—	1,336	—	1,336
Transactions with owners:
Share-based compensation expense		—	1,940	—	—	1,940
Issued on exercise of stock options	1,505,768	9,960	(3,026)	—	—	6,934
Issued under the employee share purchase plan	169,890	1,015	—	—	—	1,015
Issued on redemption of restricted share units	14,849	101	—	—	—	101

Balance at December 31, 2019	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844

Net earnings		—	—	—	408,538	408,538
Other comprehensive income		—	—	12,352	—	12,352
Transactions with owners:
Share-based compensation expense		—	10,564	—	—	10,564
Issued on exercise of stock options	1,490,465	10,641	(3,291)	—	—	7,350
Issued under the employee share purchase plan	520,165	1,096	—	—	—	1,096
Issued on redemption of restricted share units	126,820	2,981	(2,950)	—	—	31
Dividend declared and paid	—	—	—	—	(39,757)	(39,757)

Balance at December 31, 2020	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Asia and other markets worldwide.

2. Basis of presentation

a. Statement of Compliance

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 23, 2021.

b. Basis of Presentation

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousand, except where otherwise noted.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 50% interest in the Greenstone Partnership and 75% interest in the Endako Mine have been accounted for as joint operations.

Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current status	Entity Type	Basis of Accounting	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz	Operation	Subsidiary	Consolidation	100%
	Republic

Thompson Creek Metals	Mount Milligan Mine -	Operation	Subsidiary	Consolidation	100%
Company Inc.	Canada

Langeloth Metallurgical	Langeloth - United States	Operation	Subsidiary	Consolidation	100%
Company LLC (“Langeloth”)
Molybdenum Processing Facility

Öksüt Madencilik A.S.	Öksüt Mine - Turkey	Operation	Subsidiary	Consolidation	100%
(“OMAS”)

Greenstone Gold Mines LP	Greenstone Gold Property	Available for sale(a)	Joint operation	Proportionate	50%
(“Greenstone Partnership”)	- Canada			consolidation

AuRico Metals Inc.	Kemess Project - Canada	Pre-development	Subsidiary	Consolidation	100%
	(“Kemess”)

Thompson Creek Mining	Thompson Creek Mine -	Care and	Subsidiary	Consolidation	100%
Company	United States	Maintenance

Thompson Creek Metals	Endako Mine - Canada	Care and	Joint operation	Proportionate	75%
Company Inc.		Maintenance		consolidation

(a)	Property divestment completed on January 19, 2021 (note 5).

As at December 31, 2020 the Company owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a. Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the Statement of Earnings and Comprehensive Income (“Statement of Earnings”) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

b. Non-current assets and disposal groups held-for-sale

Non-current assets or disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as HFS are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the Statement of Earnings. Once classified as HFS, property, plant and equipment are no longer depreciated. The assets and disposal groups classified as HFS are presented separately in the Consolidated Statement of Financial Position (“Statement of Financial Position”).

c. Foreign currency

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”), except for the Greenstone Partnership, which has a functional currency of the Canadian dollar (“Cdn$”). This results in translation gains (losses) being recorded as part of Other Comprehensive Income in the Statement of Earnings.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Foreign currency transactions are translated into an entity’s functional currency as follows:

•

Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.

•	Monetary items are translated at the closing rate in effect at the Statement of Financial Position date.

•	Revenue and expense items are translated using the average exchange rate during the period.

d. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial instruments carried at amortized cost.

e. Restricted cash and restricted short-term investments

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

f. Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of weighted average production cost and net realizable value (“NRV”).

The cost of inventories is determined on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization of mining assets. Molybdenum inventory additionally includes amounts paid for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the Statement of Earnings in the period that the write-down or reversal occurs.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Supplies inventory and spare parts is valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

g. Property, plant and equipment

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the Statement of Earnings in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management and is not included in revenue from mining operations.

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•	Substantial completion of the construction activities;

•	Ability to produce minerals in saleable form (within specifications);

•	Completion of a reasonable period of testing of mine plant and equipment; and

•	Ability to sustain ongoing production of minerals.

After a mine property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Stripping costs incurred in the production phase provide a future economic benefit when:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the Company;

•	The Company can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

h. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•	The contract involves the use of an explicitly or implicitly identified lease;

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

i. Goodwill

Goodwill represents the difference between the cost of a business acquisition and the fair value of the identifiable net assets acquired.

Upon acquisition, goodwill is allocated to the cash-generating units (“CGU”) expected to benefit from the related business combination. A CGU, in accordance with IAS 36, Impairment of Assets, is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash flows from other assets. Subsequent to initial measurement, goodwill is measured at cost less accumulated impairment losses and is not amortized.

The Company evaluates, on at least an annual basis on September 1, the carrying amount of a CGU to which goodwill is allocated, for potential impairment. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the Statement of Earnings and are not subsequently reversed.

j. Impairment

Long-lived assets, including goodwill, are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the Statement of Earnings in the period in which they occur.

If the CGU includes goodwill, the Company first applies the impairment loss to reduce goodwill and then any further excess is applied to the CGU’s other long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, and expenditures underlying the estimate of recoverable value are subject to risks and uncertainties.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction, which the Company typically estimates using discounted cash flow methods based on detailed mine and/or production plans.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized in prior years. Impairment reversals are recorded in the Statement of Earnings in the period in which they occur.

k. Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment that are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. Provisions for reclamation are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a pre-tax risk-free discount rate.

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in the Statement of Earnings. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the Statement of Earnings.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the Statement of Earnings.

l. Litigation and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the Statement of Earnings.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

m. Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the Statement of Earnings over the period to maturity using the effective interest method.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

n. Share-based compensation

Stock Option plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

Performance Share Unit Plan

Under Centerra’s Performance Share Unit (“PSU”) Plan, PSUs can be granted to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation.

The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be paid out may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period. Should Centerra’s performance compared to TRIV fall below an adjustment factor of 0.75, payout under this plan is at the discretion of the Board of Directors. For PSUs granted in 2018 and prior, the fair value of the units is determined using the sixty-one trading days volume weighted average share price. For PSUs granted in 2019 and subsequently, the total return performance and fair value are calculated based on the five-trading day volume weighted average share price preceding the vesting date.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Deferred Share Unit Plan

Centerra has a Deferred Share Unit (“DSU”) Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. DSUs are settled in cash and are accounted for under the liability method. The DSUs cannot be converted to shares by the unit holder or by the Company. The DSUs vest immediately upon granting and can be redeemed only after a director no longer holds any position with the Company, but no later than December 15 of the following year in which the director ceased to hold all positions in the Company. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Unit Plan

There are three types of Restricted Share Units (“RSUs”): the Executive RSUs, the Director RSUs, and the Discretionary RSUs.

Executive RSUs are equity-settled share-based compensation awards. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for U.S. persons, prior to the commencement of the fiscal year), Executive RSU holders may elect to receive a portion of their annual incentive payments for that year as Executive RSUs. The Company will match 50% of the Executive RSUs granted to Executive RSU holders. Executive RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. The fair value of the Executive RSUs at the grant date is the portion of the annual incentive payment elected by these employees to be received as RSUs, plus the 50% of the RSUs granted to such individuals that is matched by the Company. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When the Executive RSUs are exercised (at the executive’s election any time following the vesting period), the proceeds received by the Company are reclassed from contributed surplus to common shares.

The Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

The Discretionary RSUs can be settled in cash or equity at the option of the holders and are granted by the Board of Directors to certain employees of the Company. Discretionary RSUs vest 25% as of the second anniversary of their grant dates, and 75% as of the third anniversary of their grant dates. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to the match provided.

Dividends

When dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. For PSUs issued prior to 2019, the number of units issued is based on the sixty-one trading day volume weighted average share price.

o. Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from Kumtor are based on the London Bullion Market Association (“LBMA”) PM spot price less discounts stipulated in the agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”). Payment is due within 12 days from the date of shipment, when control of the finished gold is transferred to the customer.

Revenues from finished gold sales from the Öksüt Mine are based on the LBMA AM spot price stipulated in the agreement with The Central Bank of the Republic of Turkey (“Central Bank”). Gold dore is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company’s concentrate sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming arrangement with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. For changes in metal quantities upon receipt of final assay, the provisional sales quantities are adjusted as well. Any such adjustments generally are not material to the transaction price.

The Company’s molybdenum sales contracts specify the point in the delivery process at which time control transfers to the customer (shipping point or destination). Shipping and handling fees are accounted for on a gross basis under the terms of the contracts. The Company recognizes tolling and calcining revenue under contractual arrangements as the services are performed on a per-unit basis.

p. Exploration, evaluation and pre-development expenditures

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

All exploration and evaluation expenditures of the Company within an area of interest are expensed until management and the Board of Directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible, and approval is received from the Board of Directors, further expenditures are capitalized as development costs.

Exploration and evaluation assets acquired are initially recognized at cost as exploration rights within property, plant and equipment.

q. Earnings per share

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

•	The exercise of stock options and restricted share units is assumed to occur at the beginning of the period;

•

The proceeds from the exercise of stock options and restricted share units plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and

•

The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

r. Income taxes

Tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in the Statements of Earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

s. Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the USD.

Derivative instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Hedges

The Company applies hedge accounting to the following derivative instruments:

•

Strategic copper contracts which hedge a portion of the copper components of its future concentrate sales, that is not subject to the streaming arrangement with Royal Gold, at the Mount Milligan Mine (“strategic copper contracts”);

•	Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations (“fuel hedge contracts”); and

•	Foreign exchange contracts to hedge a portion of its future Canadian denominated expenditures (“foreign exchange contracts”).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company’s strategic copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are reclassified to the Statements of Earnings, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized.

Any ineffective portion of a hedge relationship is recognized immediately in the Statements of Earnings as other expenses (income). When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive income remain in other comprehensive income until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Statements of Earnings as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the Statements of Earnings as other income, net.

Non-hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Changes in fair value of non-hedge derivatives at each reporting date are included in other expenses (income) in the Statements of Earnings, while the spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

t. Transaction costs

Transaction costs associated with financial instruments carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or liability. The amortization of debt financing fees is calculated on an amortized cost basis over the term of the instrument.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

i.	Impairment

Significant judgment is required in assessing indicators of impairment or reversals of impairment. For each long-term asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals), the Company completes an evaluation at each reporting period of potential indicators of impairment or reversals of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that long-term assets or CGUs may be impaired. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, exploration potential and closures and environmental rehabilitation costs. Changes in these estimates which decrease the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment charge or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

ii.	Provision for reclamation

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on an annual basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any or a combination of the key assumptions used to determine the provisions could have a material impact on the carrying value of the provisions. Changes to the estimated future reclamation costs for operating sites are recognized in the Statements of Financial Position by adjusting both the retirement asset and provision. Such changes will impact earnings as these amounts are depleted and accreted over the life of the mine.

iii.	Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the Statement of Financial Position. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based upon current forecasts. If actual results differ from these estimates, adjustments are made in subsequent periods.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

iv.	Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, exchange rates, production costs, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the financial statements:

•	Useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine;

•	Depreciation and depletion charge of assets using the units-of-production method;

•	Estimate of recoverable value of CGUs for impairment tests of non-current assets;

•	Estimated timing and costs of reclamation activities; and

•	Expected future economic benefit of expenditures, including stripping and development activities recognized in the Statement of Financial Position as either part of mine properties or inventories.

There are assets that are depleted using the units-of-production method where the calculation of the units-of-production rate of property, plant and equipment to be depleted could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable ore reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

v.	Derivative financial instruments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate. The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations in commodity prices, including prices for gold, copper and fuel. For derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 28 for a sensitivity analyses based on changes in commodity prices.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

vi.	Litigation and contingency

On an ongoing basis, the Company is subject to various claims and other legal disputes as described in note 25, the outcomes of which cannot be assessed with a high degree of certainty. A provision is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions and contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such provisions and contingencies inherently involves the exercise of significant judgment of the potential outcome of future events. Disclosure of other contingent liabilities is made unless the possibility that a loss may occur is considered remote.

5. Divestitures

Greenstone Partnership

On December 15, 2020, the Company entered into an agreement with an affiliate of the Orion Mine Finance Group (“Orion”) and Premier Gold Mines Limited (“Premier”) to sell the Company’s 50% interest in the Greenstone Partnership for cash consideration of $210 million (including adjustments). The Company is entitled to receive further contingent payments of up to $75 million (assuming a gold price of $1,500) based on the successful construction and operation of the mine, which will be recorded upon achieving the applicable milestones.

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership. As a result of the closing of this transaction, the Company expects to recognize a gain of approximately $72 million in the first quarter of 2021, with no further commitments outstanding. At December 31, 2020, the assets and liabilities held-for-sale include the following:

2020
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642

Assets held-for-sale	$140,005

Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)

Liabilities held-for-sale	$(2,255)

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

6. Amounts receivable

	2020	2019
Gold and copper concentrate sales receivable (a)	$22,985	$39,310
Molybdenum sales receivable	21,606	28,718
Consumption and income tax receivable (b)	19,636	5,124
Other receivables	1,881	5,870

Total amounts receivable	$66,108	$79,022

(a)

Includes $0.5 million (2019 - $nil) of amounts receivables from final priced gold and copper concentrate sales, and $18.6 million of amounts receivable (December 31, 2019 - $39.3 million) from provisionally priced gold and copper concentrate sales.

(b)	Includes the current portion of value-added tax receivable of $16.1 million (December 31, 2019 - $3 million) at the Öksüt Mine. The long-term portion is included in other assets (note 10).

7. Inventories

	2020	2019
Stockpiles of ore (a)	$239,219	$427,644
Gold in-circuit	19,450	20,681
Gold doré	24,953	19,814
Copper and gold concentrate	32,201	29,577
Molybdenum inventory (b)	57,238	67,019

Total inventories (net of provisions)	373,061	564,735
Supplies (net of provision) (c)	207,526	209,325

Total inventories (d)	$580,587	$774,060

(a)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $119.2 million (December 31, 2019 - $188.7 million).
(b)	Net of an inventory impairment charge of $nil related to the inventory on hand (December 31, 2019 - $4.2 million).
(c)	Net of a provision for supplies inventory obsolescence of $29.2 million (December 31, 2019 - $23.9 million).
(d)	Inventories of $882.3 million (December 31, 2019 - $907.9 million) were recognized as an expense during the year and included in cost of sales.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

8. Other current assets and other current liabilities

	2020	2019
Other current assets
Short-term derivative assets (a)	$20,158	$1,534
Prepaid insurance expenses	8,932	7,726
Deposits for consumable supplies	7,976	12,557
Marketable securities	3,485	1,780
Alternative Minimum Tax receivable	—	11,404
Other	410	1,868

Total other current assets	$40,961	$36,869

Other current liabilities
Current portion of lease obligations (note 14)	$4,575	$4,303
Short-term derivative liabilities (a)	9,537	192
Current portion of provision for reclamation (note 13)	1,095	154
Other	115	43

Total other current liabilities	$15,322	$4,692

(a)	Relates to the diesel, foreign exchange and strategic copper hedging contracts entered into in the period (note 28).

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

9. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment (a)	Mineral Properties (b)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2019	$1,628,045	$577,670	$486,346	$153,818	$2,845,879
IFRS 16 adoption	20,381	—	—	—	20,381
Additions	14,941	43,598	97,152	209,948	365,639
Disposals	(5,476)	(449)	—	—	(5,925)
Reclassification	82,964	6,256	—	(89,220)	—

Balance December 31, 2019	$1,740,855	$627,075	$583,498	$274,546	$3,225,974
Additions	7,866	37,365	200,498	150,544	396,273
Disposal	(6,911)	—	—	—	(6,911)
Reclamation revaluation	—	1,999	—	—	1,999
Foreign currency translation	—	831	—	—	831
Transfers (c)	299,232	23,058	—	(322,290)	—
Reclassified to assets held-for-sale (note 5)	(625)	(139,436)	—	—	(140,061)

Balance December 31, 2020	$2,040,417	$550,892	$783,996	$102,800	$3,478,105

Accumulated depreciation and other charges
January 1, 2019	$693,490	$103,260	$143,615	$—	$940,365
IFRS 16 adoption	(545)	—	—	—	(545)
Charge for the year	139,256	18,030	248,673	—	405,959
Disposals	(3,751)	—	—	—	(3,751)
Impairment (note 19)	169,451	44,979	—	—	214,430

Balance December 31, 2019	$997,901	$166,269	$392,288	$—	$1,556,458
Charge for the year	156,015	24,045	52,853	—	232,913
Disposals	(4,303)	—	—	—	(4,303)
Impairment (d)	—	7,389	—	—	7,389
Reclassified to assets held-for-sale (note 5)	(419)	—	—	—	(419)

Balance December 31, 2020	$1,149,194	$197,703	$445,141	$—	$1,792,038

Net book value
Balance January 1, 2020	$742,954	$460,806	$191,210	$274,546	$1,669,516

Balance December 31, 2020	$891,223	$353,189	$338,855	$102,800	$1,686,067

(a)

Includes costs of $26.8 million (December 31, 2019 - $37.8 million) and accumulated depreciation of $8.2 million (December 31, 2019 - $13.1 million) related to mobile equipment and buildings under right-of-use assets.

(b)	Includes revenue earned from sales at Öksüt net of related costs of $6.9 million for 6,654 ounces of gold sold prior to the mine achieving commercial production on May 31, 2020.
(c)	Relates primarily to the reclass of assets at the Öksüt Mine, once commercial production was achieved and assets were considered available for use.
(d)	Relates to miscellaneous exploration and evaluation properties that were written down to their recoverable amounts.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

10. Other assets and other liabilities

	2020	2019
Other assets
Prepayments for property, plant and equipment	$8,763	$2,395
Long-term derivative assets (a)	8,339	—
Value-added tax receivable (b)	7,734	14,347
Restricted cash (c)	2,740	27,986
Alternative Minimum Tax receivable (d)	—	11,404
Other assets	2,442	2,338

Total other assets	$30,018	$58,470

Other liabilities
Long-term portion of lease obligations (note 14)	$14,340	$18,336
Post-retirement benefits	4,060	3,875
Long-term derivative liabilities (a)	3,141	—

Total other liabilities	$21,541	$22,211

(a)	Relates to the diesel, foreign exchange and strategic copper hedge contracts entered into in the period (note 28).
(b)	Relates to the Öksüt Mine.
(c)

As part of the repayment and cancellation of the OMAS finance facility in January 2020 (note 12), $25 million in restricted cash funds were released. As at December 31, 2020, the remaining restricted cash relates to certain permits at the Öksüt Mine.

(d)	Current (note 8) and long-term portions were received in the second and third quarters of 2020, respectively.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

11. Accounts payable and accrued liabilities

	2020	2019
Trade creditors and accruals	$155,646	$166,184
Amount due to Royal Gold (a)	48,874	38,190
Liability for share-based compensation (note 23)	28,184	25,965
Provision for Kyrgyz Republic settlement (b)	—	8,000

Total accounts payable and accrued liabilities	$232,704	$238,339

(a)

Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

(b)

As part of the completion of the Strategic Agreement with the Kyrgyz Government in August 2019, the Company’s obligations included a payment of $5.0 million to a Nature Development Fund for the purpose of financing environmental conservation projects and nature preservation in the Kyrgyz Republic and $3.0 million to a Cancer Care Fund for the purpose of funding cancer treatment, research, support and outreach in the Kyrgyz Republic. Payments to the Nature Development Fund and Cancer Care Fund were made in the third and fourth quarters of 2020, respectively.

12. Debt

	Corporate Revolving Facility	OMAS Facility	Total
Principal
Balance December 31, 2019	$—	$77,472	$77,472
Drawdown	250,000	—	250,000
Repayment	(250,000)	(77,472)	(327,472)

Balance December 31, 2020	$—	$—	$—

Deferred costs
Balance December 31, 2019	$(1,430)	$(6,035)	$(7,465)
Amortization	1,430	6,035	7,465

Balance December 31, 2020	$—	$—	$—

Debt (net of deferred financing costs)
Balance December 31, 2019	$(1,430)	$71,437	$70,007

Balance December 31, 2020	$—	$—	$—

Corporate Revolving Facility

On February 1, 2018, the Company entered into a $500 million four-year senior secured revolving credit facility (the “2018 Corporate Facility”) with a lending syndicate led by the Bank of Nova Scotia and National Bank of Canada. The credit facility had an interest rate of London Interbank Offered Rate (“LIBOR”), plus a margin that ranges from 2.25% to 3.75%.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

On December 31, 2020, the Company entered into a new $400 million four-year revolving credit facility with a $200 million accordion feature (the “2020 Corporate Facility”). The interest rate payable on any outstanding borrowings under the 2020 Corporate Facility is LIBOR, plus 2.25% to 3.25% and the maturity date of the facility is December 31, 2024. The 2020 Corporate Facility replaced the Company’s 2018 Corporate Facility. As at December 31, 2020, the 2020 Corporate Facility was undrawn (December 31, 2019 - $nil).

As a result of the new facility, the Company expensed $0.9 million of previously capitalized deferred costs associated with the 2018 Corporate Facility, as well as $2.4 million in transaction costs associated with the 2020 Corporate Facility in the Statement of Earnings.

OMAS Facility

In the first quarter of 2020, the Company repaid and cancelled its $150 million five-year project financing facility with UniCredit Bank AG and European Bank for Reconstruction and Development (the “OMAS Facility”). The purpose of the OMAS Facility was to assist in financing the construction of the Company’s Öksüt Mine.

As a condition of the OMAS Facility, the Company deposited $25 million into a restricted account, including $15 million, which was restricted until the Öksüt Project mining lease was extended and $10 million, which was restricted during the construction phase. As part of the repayment and cancellation of the OMAS Facility, the total amount of $25 million in restricted cash funds were released.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Provision for reclamation

The Company completed its regularly scheduled update to its closure costs estimates in December 2020. The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The settlement of the obligation is estimated to occur through to 2129.

	2020	2019
Non-operating sites (a)
Balance, beginning of year	$180,404	$137,900
Reclassification of Öksüt Mine	(2,600)	—
Changes in estimate (b)	7,961	4,385
Changes in discount rate (b)	46,593	34,682
Accretion	2,252	2,476
Liabilities settled	(245)	(604)
Foreign exchange revaluation (b)	2,177	1,565

Balance, end of year	$236,542	$180,404

Operating sites (a)
Balance, beginning of year	$84,799	$74,545
Reclassification of Öksüt Mine	2,600	—
Changes in estimate (c)	24,433	2,961
Changes in discount rate	2,007	4,690
Accretion	1,000	1,909
Foreign exchange revaluation	863	694

Balance, end of year	$115,702	$84,799

Current portion of reclamation provision	1,095	154
Long-term portion of reclamation provision	351,149	265,049

Total provision for reclamation	$352,244	$265,203

a)	Non-operating sites include Endako, Thompson Creek Mine, and Kemess. Operating sites include Kumtor, Mount Milligan and Öksüt. Öksüt was reclassified to an operating site as of January 1, 2020.
b)	$53.4 million recorded in other operating expenses in the Statement of earnings related to closed sites, Thompson Creek Mine and Endako (note 20).
c)	Includes an increase in the cost estimate of $23.1 million at the Öksüt Mine.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2020, the Company has provided the regulatory authorities with $160.4 million (December 31, 2019 - $139.3 million) in reclamation bonds and letters of credit for mine closure obligations.

In 1998, a Reclamation Trust Fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Mine. On December 31, 2020, this fund had a balance of $47.1 million (December 31, 2019—$41 million), which includes the accelerated contributions required by the Strategic Agreement.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

14. Leases

The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2020	2019
Less than one year	$5,444	$8,434
One to three years	9,850	19,256
More than three years	5,607	4,052

Total undiscounted lease obligations	$20,901	$31,742

The following table sets out the lease obligations included in the Statement of Financial Position:

	2020	2019
Current (a)	$4,575	$4,303
Non-current (b)	14,340	18,336

Total lease obligations	$18,915	$22,639

(a)	Included in other current liabilities (note 8).
(b)	Included in other long-term liabilities (note 10).

The lease obligations can be reconciled as follows:

	2020	2019
Balance, beginning of year	$22,639	$25,953
Lease additions	1,196	11,119
Accretion expense	915	1,189
Payments	(6,037)	(16,962)
Foreign exchange revaluation	202	1,340

Balance, end of year	$18,915	$22,639

The amounts recognized in the Statement of Earnings related to lease obligations are as follows:

	2020	2019
Interest on lease liabilities	$915	$1,189
Variable lease payments not included in the measurement of lease liabilities	22,721	127
Expenses relating to leases of low-value assets and short-term leases	3,987	109

Total recognized in the Statement of Earnings	$27,623	$1,425

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In addition to the above, as at December 31, 2020, there was $7.6 million of variable lease payments (December 31, 2019—$19.2 million) not included in the measurement of lease liabilities related to the Öksüt Mine that was capitalized to property, plant and equipment prior to achieving commercial production.

15. Revenue

Total revenue consists of the following:

	2020	2019
Gold revenue	$1,373,124	$1,021,690
Copper revenue	178,597	140,866
Molybdenum revenue	136,954	212,772

Total revenue	$1,688,675	$1,375,328

The sales quantity and sales pricing adjustments of gold and copper, including the impact of hedge contracts, are as follows:

	2020	2019
Gold
Quantity adjustment	$(1,420)	$(219)
Provisional pricing adjustment	12,946	3,570
Copper
Quantity adjustment	(2,798)	(1,957)
Provisional pricing adjustment	12,184	7,694

Total quantity and price adjustment included in revenue	$20,913	$9,088

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

16. Production costs

December 31, 2020

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$283,136	$91,456	$41,004	$415,596
Royalties, levies and taxes	21,891	5,851	840	28,582
Changes in inventories	52,820	2,110	(3,622)	51,308
Inventory impairment	—	—	13,587	13,587
Feed material purchases	—	—	103,265	103,265
By-product sales (a)	(13,026)	(4,706)	(3,982)	(21,714)

Total production costs	$344,821	$94,711	$151,092	$590,624

December 31, 2019

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$393,820	$99,410	$44,762	$537,992
Royalties, levies and taxes	6,707	4,656	902	12,265
Changes in inventories	(29,894)	(3,317)	(687)	(33,898)
Inventory impairment	—	—	8,351	8,351
Feed material purchases	—	—	170,312	170,312
By-product sales (a)	(7,535)	(2,572)	(8,283)	(18,390)

Total production costs	$363,098	$98,177	$215,357	$676,632

(a)	Includes silver, rhenium and sulfuric acid sales.

17. Standby costs

As a result of the temporary suspension of mining activities at the Kumtor Gold Mine following the Lysii waste rock dump accident that occurred in December 2019, the Company classified $3.2 million of production costs and $3.5 million of depreciation, depletion and amortization in the first quarter of 2020 as standby costs (in the fourth quarter of 2019—$4.2 million of production costs and $4.9 million of depreciation, depletion and amortization).

18. Corporate administration

	2020	2019
Corporate administration	$27,203	$26,496
Share-based compensation	18,471	18,769

Total corporate administration	$45,674	$45,265

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

19. Impairment

Goodwill

In October 2016, the Mount Milligan CGU was allocated goodwill of $16.1 million as a result of the Company’s acquisition of Thompson Creek Metals Company. In accordance with its accounting policy, the Company reviews and tests the carrying amounts of goodwill on September 1 of each year and when an indicator of impairment is considered to exist.

In the third quarter of 2019, the carrying value of Mount Milligan’s CGU net assets was written down to its net realizable value, which included the write-off of the entire goodwill amount.

Impairment testing

As part of the Company’s annual budget and life of mine process in 2019, the Company identified in the third quarter of 2019 that recent cost escalation relating to short and long-term water sourcing requirements, higher maintenance costs, higher-than-expected labour requirements, and lower mill throughput estimates, among other things, will continue in the short to medium term. This combined with lower-than-expected long term gold recoveries and the expectation that Mount Milligan’s mineral reserves and resources would be materially reduced resulted in a trigger for an impairment test on Mount Milligan’s long-lived assets.

The impairment test was performed effective September 1, 2019, and used the Fair Value Less Costs of Disposal (“FVLCD”) methodology for all long-lived assets. The test concluded that the recoverable amount of the Mount Milligan CGU and higher cost profile was lower than its carrying value as at September 1, 2019. As a result, the Company recorded an impairment charge of $230.5 million in the Statement of Earnings, including the write-down of goodwill of $16.1 million and long-lived assets of $214.4 million.

Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. This resulted in a material reduction in reserves and resources compared to the reserves and resources statement as at December 31, 2018. The decrease in Mount Milligan’s reserves was considered to be a triggering event for impairment testing as at December 31, 2019, however no further impairment charge or reversal of impairment was identified as a result of the test.

The impairment test performed effective September 1, 2020 using the FVLCD methodology for all long-lived assets concluded no impairment or reversal of impairment was required.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

20. Other operating expenses

	2020	2019
Reclamation expense (a)	$53,381	$34,544
Social development contributions (b)	15,582	3,009
Selling and marketing (c)	10,090	10,613
Nature Development Fund contributions	3,700	5,700
Direct costs related to COVID-19 (d)	3,006	—
Provision for Kyrgyz Republic Settlement	—	10,000
Other	1,336	5,247

Total other operating expenses	$87,095	$69,113

(a)	Relates to the provision for reclamation at closed sites due to changes in the interest rate used to discount the reclamation costs and changes in the foreign currency exchange rates (note 13).
(b)	The Company made a $9.0 million contribution to the Regional Development Fund in the first quarter of 2020 for regional development in the Kyrgyz Republic.
(c)	Primarily includes freight charges associated with the Mount Milligan mine and Langeloth processing facility.
(d)

Primarily includes incremental costs such as medical services and cleaning costs, incurred to mitigate the spread of COVID-19. For the year ended December 31, 2020, production costs include $1.7 million of compensation expense for employees who were unable to return to site during the COVID-19 pandemic.

21. Finance costs

	2020	2019
Commitment and transaction fees	$5,320	$1,886
Interest expense	3,613	5,748
Accretion of provision for reclamation	3,253	4,385
Deferred financing costs amortized	1,467	755
Lease financing expense	921	1,189
Other financing fees	367	2,374

Total finance costs	$14,941	$16,337

22. Taxes

a. Revenue based taxes - Kumtor

Kumtor pays taxes on revenue generated from the Kumtor Mine, at a rate of 13% of gross revenue, with an additional contribution of 1% of gross revenue payable to the Issyk-Kul Oblast Development Fund.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Income tax expense (recovery)

	2020	2019
Current tax	$6,228	$3,719
Deferred tax	1,481	(10,790)

Total income tax expense (recovery)	$7,709	$(7,071)

Income tax expense (recovery) differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2020	2019
Earnings (loss) before income tax	$416,247	$(100,584)
Income tax expense calculated at the combined Canadian and provincial statutory income tax rate of 26.5%	$110,305	$(26,655)
Increase (decrease) due to:
Difference between Canadian and foreign tax rates	(121,540)	(66,168)
Change in unrecognized deductible temporary differences	6,126	76,685
Impact of foreign currency movements	11,076	359
Non-deductible costs	673	6,777
British Columbia mining tax	2,323	1,840
Impact of tax legislation/rate change	(1,279)	—
Other	25	91

Income tax expense (recovery)	$7,709	$(7,071)

c. Deferred income tax

The following are significant components of deferred income tax assets and liabilities:

	2020	2019
Deferred income tax assets
Provisions - asset retirement obligations and other	$14,573	$12,957
Tax losses	50,043	21,215

Total deferred tax assets	$64,616	$34,172

Deferred income tax liabilities
Property, plant and equipment	$85,689	$67,905
Investments in subsidiaries	10,000	—
Assets held-for-sale	8,400	—

Total deferred tax liabilities	$104,089	$67,905

Net deferred tax liabilities	$39,473	$33,733

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company has not recognized deferred tax assets in respect to the following deductible temporary differences:

	2020	2019
Non-capital losses (expiring 2028 – 2040)	$632,128	$464,895
Net operating losses restricted due to changes in ownership	75,721	75,909
Deductible temporary differences (a)	921,457	849,469
Capital losses	9,480	138,282

Total deductible temporary differences	$1,638,786	$1,528,555

a)	The deductible temporary differences consist of $758,530 for Canada, $137,200 for the U.S and $25,727 for Turkey.

The Company also has not recognized deferred tax assets with respect to British Columbia mining tax for deductible temporary differences of $817.2 million (December 31, 2019 - $844.5 million) or mining tax credits of $28.7 million (December 31, 2019 - $23.0 million).

23. Shareholders’ equity

a. Share Capital

Centerra is authorized to issue an unlimited number of common shares, class A non-voting shares and preference shares with no par value.

	Number of
	common shares	Amount
Balance at January 1, 2019	291,999,949	$949,328
Shares issued on exercise of stock options	1,505,768	9,960
Shares issued on redemption of restricted share units	14,849	101
Shares issued under the employee share purchase plan	169,890	1,015

Balance at December 31, 2019	293,690,456	$960,404
Shares issued on exercise of stock options	1,490,465	10,641
Shares issued on redemption of restricted share units	126,820	1,096
Shares issued under the employee share purchase plan	520,165	2,981

Balance at December 31, 2020	295,827,906	$975,122

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Earnings (loss) per share

Basic and diluted earnings per share computation:

	2020	2019
Net earnings (loss)	$408,538	$(93,513)

Basic weighted average number of common shares	294,718	292,951
Dilutive impact of stock options	1,500	1,104
Dilutive impact related to the RSU plan	1,193	—

Diluted weighted average number of common shares	297,411	294,055

Basic earnings (loss) per share	$1.39	$(0.32)
Diluted earnings (loss) per share	$1.37	$(0.32)

For the years ended December 31, 2020 and 2019, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2020	2019
Stock options	583	1,699
Restricted share units	—	1,106

	583	2,805

c. Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2020 and 2019 is summarized as follows:

	2020		2019
	Expense	Liability	Expense	Liability
Stock options	$2,078	$—	$1,940	$—
Performance share units	16,883	22,316	12,302	14,444
Deferred share units	1,632	3,780	1,166	2,108
Restricted share units	1,380	2,088	4,497	9,413

	$21,973	$28,184	$19,905	$25,965

Stock options

Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Centerra’s stock options transactions during the year ended December 31, 2020 and 2019 were as follows:

	2020		2019
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(Cdn$)	Options	(Cdn$ )
Balance, January 1	4,372,480	$7.31	6,090,810	$7.56
Granted	750,642	12.41	1,309,918	6.85
Forfeited	(297,258)	(7.24)	(1,522,480)	(7.95)
Exercised (a)	(1,490,465)	(7.03)	(1,505,768)	(6.06)

Balance, December 31	3,335,399	$7.97	4,372,480	$7.31

(a)	The weighted average market price of shares issued for options exercised in the year ended December 31, 2020 was Cdn$15.00 (December 31, 2019 - Cdn$8.93).

The expiry dates on the options outstanding as at December 31, 2020, range between 2021 and 2028. There were 1,377,696 options vested at December 31, 2020 (December 31, 2019 -2,211,986 units).

Performance Share Unit plan

Centerra’s PSU plan transactions during the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, January 1	1,918,784	2,008,200
Granted	695,048	1,050,801
Exercised	(538,752)	(1,081,787)
Cancelled	(212,813)	(58,430)

Balance, December 31	1,862,267	1,918,784

As at December 31, 2020, there were 748,579 vested units (December 31, 2019 - 529,477 units) for a total liability of $13.6 million (December 31, 2019 - $10.4 million).

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Deferred Share Unit plan

Centerra’s DSU plan transactions during the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, January 1	276,844	225,861
Granted	42,902	50,983
Exercised	—	—

Balance, December 31	319,746	276,844

Given that DSUs vest immediately upon granting, all DSUs outstanding as at December 31, 2020 are vested with a liability of $3.8 million (December 31, 2019 - $2.1 million).

Restricted Share Unit plan

Centerra’s RSU plan transactions during the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, January 1	1,244,943	753,599
Granted	351,194	627,104
Redeemed	(644,666)	(135,760)

Balance, December 31	951,471	1,244,943

As at December 31, 2020, the number of units outstanding had a related liability of $2.1 million (December 31, 2019 - $9.4 million).

d. Dividends

Dividends are declared and paid in Canadian dollars. The details of the dividends declared for the year ended December 31, 2020 are as follows:

Date Declared	Record Date	Payment Date	Dividend per Share (Cdn$)	Amount
March 25, 2020	April 7, 2020	April 22, 2020	0.04	$8,285
April 30, 2020	May 21, 2020	June 4, 2020	0.04	$8,708
July 30, 2020	August 14, 2020	August 28, 2020	0.05	$11,276
November 3, 2020	November 20, 2020	December 4, 2020	0.05	$11,488

				$39,757

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Subsequent to year end, on February 23, 2021, the Board approved a quarterly dividend of Cdn$0.05 per common share, payable on April 6, 2021 to shareholders of record on March 16, 2021.

24. Supplemental disclosure

a. Changes in working capital

	2020	2019
Decrease (increase) in amounts receivable	$46,694	$(35,835)
Decrease (increase) in inventory - ore and metals	56,049	(49,103)
Increase in inventory - supplies	(2,978)	(18,810)
Decrease in prepaid expenses	4,835	1,341
(Decrease) increase in trade creditors and accruals	(5,832)	38,125
Increase (decrease) in revenue-based tax payable	4,330	(210)
(Decrease) increase in other taxes payable	(25,739)	178

Changes in working capital	$77,359	$(64,314)

b. Other adjustments included in cash flow from operations

	2020	2019
Gain on marketable securities	$(6,076)	$(482)
Loss on disposal of equipment	3,163	1,450
Settlement of derivatives	4,484	(378)
Inventory impairment	13,588	8,352
Impairment on miscellaneous properties (note 9)	7,389	—
Income tax expense (recovery)	7,709	(7,071)
Income tax refund (paid)	18,490	(4,090)
Kyrgyz Republic settlement payment	(8,000)	(52,600)

Total other adjustments	$40,747	$(54,819)

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c. Changes in liabilities arising from financing activities

	Debt	Lease obligations (a)	Interest payable
Balance at January 1, 2019	$184,266	$25,953	$593
Changes due to:
Additions	302,804	11,119	—
Repayments	(417,987)	(16,962)	—
Amortization of deferred financing costs	924	—	—
Interest expense	—	1,189	5,748
Interest paid	—	—	(7,260)
Other (b)	—	1,340	991

Balance at December 31, 2019	$70,007	$22,639	$72

Changes due to:
Additions	250,000	1,196	—
Repayments	(327,472)	(6,037)	—
Amortization of deferred financing costs	7,465	—	—
Interest expense	—	915	3,613
Interest paid	—	—	(3,685)
Other (b)	—	202	—

Balance at December 31, 2020	$—	$18,915	$—

(a)	Current portion of lease obligations included in other current liabilities (note 8). Long-term portion of lease obligations included in other liabilities (note 10).
(b)	Includes foreign exchange revaluation and amounts reclassed to liabilities held-for-sale (note 5).

25. Commitments and contingencies Commitments

a. Contracts

As at December 31, 2020, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $55.9 million (Kumtor - $51.4 million, Öksüt - $3.5 million, and Mount Milligan - $1.0 million).

b. Molybdenum purchases

In the normal course of operations, the Company enters into agreements for the purchase of molybdenum. As of December 31, 2020, the Company had commitments to purchase approximately 10.9 million pounds of molybdenum as unroasted molybdenum concentrate primarily priced at the time of purchase at a set discount to the market price for roasted molybdenum concentrate.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c. Regional Social Fund Contributions

In view of, among other things, the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company determined that additional contributions to the previously established Kyrgyz Republic Social Partnership for the Regional Fund were appropriate. Accordingly, it made a further $9 million contribution to the Regional Fund in March 2020 and intends to make further contributions of $2.2 million each quarter the mine operates normally, up to a total of $22.0 million. No subsequent contributions were made since March 2020.

Contingencies

Various legal, tax and environmental matters are outstanding from time to time due to the nature of the Company’s operations. While the final outcome with respect to actions outstanding or pending at December 31, 2020 cannot be predicted with certainty, it is management’s opinion that it is more likely than not that these actions will not result in the outflow of resources to settle the obligation; therefore no amounts have been accrued.

Canada

Mount Milligan Mine

As previously disclosed, in the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

26. Related party transactions

a. Kyrgyzaltyn

The sole customer of gold doré from the Kumtor Mine, Kyrgyzaltyn, is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”) between Kumtor Gold Company, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor Mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by Kumtor to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2020	2019
Revenue
Gross gold and silver sales to Kyrgyzaltyn (a)	$995,111	$836,689
Deduct: refinery and financing charges	(6,164)	(5,141)

Net revenue received from Kyrgyzaltyn	$988,947	$831,548

Expenses
Contracting services provided by Kyrgyzaltyn (b)	$658	$1,146
Management fees payable to Kyrgyzaltyn	569	600

Expenses paid to Kyrgyzaltyn	$1,227	$1,746

(a)	As at December 31, 2020, there is no amount receivable (December 31, 2019—$0.1 million) from Kyrgyzaltyn from gold sales.
(b)	As at December 31, 2020, there is $0.9 million (December 31, 2019—$1.2 million) payable to Kyrgyzaltyn.

b. Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer, Vice President and General Counsel, Vice President Business Development & Exploration, and Vice President and Chief Human Resources Officer.

During the years ended December 31, 2020 and 2019, remuneration to directors and key management personnel were as follows:

Compensation of directors

	2020	2019
Fees earned and other compensation	$820	$1,259
Share-based compensation	3,011	2,465

Total compensation	$3,831	$3,724

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Compensation of key management personnel

	2020	2019
Salaries and benefits	$6,354	$4,311
Share-based compensation	9,264	7,756

Total compensation	$15,618	$12,067

In 2020, the Company incurred an amount of $94 for services rendered by a family member of one of Centerra’s key management personnel. This person was acting as a consultant.

27. Capital management

The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of debt, lease obligations and shareholders’ equity.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

28. Financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, restricted cash and short-term investments, amounts receivable (including embedded derivatives), derivative instruments, long-term receivables, tax receivables, accounts payable and accrued liabilities (including amounts due to Royal Gold), debt, and revenue-based taxes payable.

a. Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. As of December 31, 2020, the Company had five counterparties (December 31, 2019—five) to its derivative positions. The Company’s derivative counterparties are also syndicate members of the Company’s corporate facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Hedges

The derivative instruments outstanding as at December 31, 2020 that are accounted for as hedges are summarized below:

	Average Strike Price				Total
Instrument	Unit	2021	2022	Type	Position (a)
Fuel hedge contracts
Brent Crude Oil zero-cost collars	Barrels	$40/$46	$44/$51	Fixed	176,678
Brent Crude Oil swap contracts	Barrels	$42	$47	Fixed	251,335
ULSD zero-cost collars	Barrels	$53/$59	$54/$64	Fixed	184,470
ULSD swap contracts	Barrels	$55	$59	Fixed	302,505
Foreign exchange contracts
USD/Cdn$ zero cost-collars	Cdn$	$1.33/$1.40	$1.32/$1.38	Fixed	366,800,000
USD/Cdn$ forward contracts	Cdn$	$1.38	$1.32	Fixed	148,000,000
Strategic copper contracts
Copper forward contracts	Pounds	$3.37	N/A	Fixed	59,800,000

(a)	Total amounts expressed in the units identified.

Fuel Hedge Contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Kumtor and Mount Milligan mines. The fuel hedge contracts are expected to settle by the end of 2022.

Foreign Exchange Contracts

The Company also applies hedge accounting to the foreign exchange contracts it entered into after April 1, 2020 to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2022.

Strategic Copper Contracts

In the fourth quarter of 2020, the Company commenced a copper hedging program, entering into forward contracts to secure the copper price for a majority of Mount Milligan’s copper sales until the end of 2021.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives recognized in OCI and the amounts reclassed to the Statement of Earnings.

	2020	2019
Effective portion of changes in fair value	$9,915	$363
Reclassified to Statement of Earnings	1,598	(758)

Gain (loss) included in OCI (a)	$11,513	$(395)

(a)	Includes tax of $4.3 million (December 31, 2019 - $nil).

Non-Hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold (the “RGLD deliverables”) and foreign exchange contracts that were entered into before April 1, 2020. Changes in fair value of non-hedge derivatives at each reporting date are included in the Statement of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the RGLD deliverables, which are included in revenue. As at December 31, 2020, all foreign exchange contracts that were entered into before April 1, 2020 were settled.

For the RGLD deliverables, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The non-hedge derivative instruments outstanding as at December 31, 2020 are expected to settle by May 2021. The non-hedge derivative instruments outstanding as at December 31, 2020 are summarized as follows:

Instrument	Unit	Average Strike Price	Type	Total Position (a)
RGLD deliverables
Gold forward contracts	Ounces	N/A	Float	17,570
Copper forward contracts	Pounds	N/A	Float	4,200,000

(a)	Total amounts expressed in the units identified.

The following table is a sensitivity analysis of what the fair value gain (loss) would be due to an increase or a decrease of 10% in the price of the derivative instrument:

	Fair value - December	Increase of	Decrease of
	31, 2020	10%	10%
RGLD deliverables	$1,411	$5,311	$(2,863)
Strategic copper contracts	$(9,480)	$(30,009)	$12,611
Fuel hedge contracts	$5,873	$3,445	$(4,286)
Foreign exchange contracts	$20,617	$57,914	$(9,646)

b. Provisionally-priced contracts

Certain gold-copper concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at December 31, 2020 the Company’s trade receivables with embedded derivatives had a fair value of $12.4 million (December 31, 2019 - $33.5 million), representing 13.8 million pounds of copper and 25,672 ounces of gold (December 31, 2019 - 13.3 million pounds of copper and 33,161 ounces of gold).

c. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: observable inputs such as quoted prices in active markets;

Level 2: inputs, other than the quoted market prices in active markets, which are observable, either directly and/or indirectly; and

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Level 3: unobservable inputs for the asset or liability in which little or no market data exists, which therefore require an entity to develop its own assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period. At December 31, 2020, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash, amounts receivable that are not provisionally priced, restricted cash, and accounts payable and accrued liabilities approximate their carrying amounts due to the short term to maturity of these financial instruments.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statement of Financial Position at fair value on a recurring basis were categorized as follows:

December 31, 2020

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Provisionally-priced receivables	—	12,415	—	12,415
Derivative financial instruments	—	28,497	—	28,497

	$—	$40,912	$—	$40,912

Financial liabilities
Derivative financial instruments	$—	$16,494	$—	$16,494
Share-based compensation liability	28,184	—	—	28,184

	$28,184	$16,494	$—	$44,678

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

December 31, 2019

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Provisionally-priced receivables	$—	$33,489	$—	$33,489
Derivative financial instruments	—	1,526	—	1,526

	$—	$35,015	$—	$35,015

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Share-based compensation liability	25,965	—	—	25,965

	$95,972	$183	$—	$96,155

Valuation Techniques

Cash and cash equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Provisionally-priced receivables

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

Other assets and liabilities (including debt)

The recorded value of restricted cash and short-term investments, amounts receivable, taxes receivable, long-term receivables, accounts payable and accrued liabilities, lease obligation and debt approximate their relative fair values. In accordance with IFRS 9, Langeloth’s receivables are provided for based on lifetime expected credit losses, which are established by considering historical credit loss experience with each customer.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

29. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. We manage our financial risks in accordance with our financial risk management policy overseen by the Company’s Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a. Currency risk

The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar, including the Canadian dollar, Kyrgyz Som, European Euro and Turkish Lira. The operating results and financial position of the Company are reported in U.S. dollars in the Company’s consolidated financial statements. The fluctuation of the U.S. dollar in relation to other currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets.

The Company utilizes hedging strategies to minimize our exposure to the Canadian dollar. Based on Canadian dollar denominated liabilities as at December 31, 2020 and net of the impact of hedging strategies, a 10% strengthening of the U.S. dollar against the Canadian dollar would have resulted in a $2.2 million gain, while a 10% weakening of the U.S. dollar against the Canadian dollar would have resulted in a $0.5 million loss.

b. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2020, the majority of the cash and current and non-current restricted cash and short-term investments were comprised of interest-bearing assets. Based on amounts as at December 31, 2020, a 100-basis point change in interest rates would result in a $5.5 million adjustment to interest income (December 31, 2019 - $0.7 million adjustment to interest income). The Company’s policy limits the investment of excess funds to term deposits, certificates of deposits, commercial paper, treasury bills and sovereign notes issued by government or governmental agencies with an “AA-” rating from Standard & Poor (“S&P”) or greater, and banker’s acceptances issued by financial institutions and corporations with an “A-” rating from S&P or greater.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Additionally, no amounts were drawn from the Company’s debt as at December 31, 2020 and as a result, no impact to the changes in interest rates.

c. Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s receivables from customers and on cash and cash equivalents and restricted cash.

The Company’s exposure to credit risk, in respect of the Company’s receivables, is influenced mainly by the individual characteristics of each customer. Kyrgyzaltyn is the sole customer of gold doré from the Kumtor mine and is a shareholder of Centerra. Gold-copper concentrate from Mount Milligan is sold to multi-national off-takers through transactions with limited credit risk.

To partially mitigate exposure to potential credit risk related to Kumtor sales, the Company has an agreement in place whereby Kyrgyzaltyn has pledged 2,850,000 Centerra common shares it owns as security against unsettled gold shipments, in the event of default on payment (note 26). Based on movements in Centerra’s share price and the value of individual or unsettled gold shipments over the course of the year, the maximum exposure during the year, reflecting the shortfall in the value of the security as compared to the value of any unsettled shipments, was approximately $70 million (December 31, 2019 - $49.2 million).

The Company manages counterparty risk through maintaining diversification limits for its eligible counterparties. Eligible counterparties are eligible provided they meet the minimum credit rating and profile requirements, including but not limited to market capitalization and experience in capital markets. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits.

d. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, short and long-term debt and, from to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its loans and borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt and by monitoring developments in the capital markets.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

As at December 31, 2020, the Company has cash of $545.2 million compared to $42.7 million at December 31, 2019. In addition, the Company has $400 million in undrawn borrowing facilities available at December 31, 2020.

The Company believes its cash on hand, available cash from the Company’s existing credit facilities, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2021.

A maturity analysis of the Company’s financial liabilities, contractual obligations, other fixed operating and capital commitments, excluding asset retirement obligations, is set out below:

Year ended December 31, 2020

(Millions of U.S. Dollars)	Total	Due in <1 Year	Due in 1-3 Years	Due in 4-5 Years	Due after 5 Years
Accounts payable and accrued liabilities	$232.7	$232.7	$—	$—	$—
Reclamation trust fund	22.0	6.0	16.0	—	—
Capital equipment	30.3	29.6	0.7	—	—
Operational supplies	25.6	25.6	—	—	—
Undiscounted lease liabilities	20.5	5.4	9.7	5.4	—
Derivative liabilities	11.0	8.2	2.8	—	—

Total contractual obligations	$342.1	$307.5	$29.2	$5.4	$—

Year ended December 31, 2019

(Millions of U.S. Dollars)	Total	Due in <1 Year	Due in 1-3 Years	Due in 4-5 Years	Due after 5 Years
Accounts payable and accrued liabilities	$238.3	$238.3	$—	$—	$—
Debt	77.5	—	—	77.5	—
Reclamation trust fund	28.1	6.0	18.0	4.1	—
Capital equipment	0.4	0.4	—	—	—
Operational supplies	26.6	26.6	—	—	—
Project development	13.6	13.6	—	—	—
Undiscounted lease liabilities	31.7	8.4	19.3	4.0	—
Derivative liabilities	0.2	0.2	—	—	—

Total contractual obligations	$416.4	$293.5	$37.3	$85.6	$—

e. Commodity price risk

The profitability of the Company’s operations and mineral resource properties relates primarily to the market price and outlook of gold and copper. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of gold and copper increase over time, the fair value of the Company’s mineral assets increase, and cash flows will improve; conversely, declines in the price of gold will reduce the fair value of mineral assets and cash flows. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g. diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk both for gold and copper price movements on the Royal Gold stream, strategic copper contracts to secure the copper price for a majority of Mount Milligan’s sales not subject to the Royal Gold stream, and fuel hedge contracts to mitigate commodity price risk (see note 28).

Based on amounts as at December 31, 2020 and net of the impact of hedges in place, a 10% movement (both increase and decrease) in gold prices would have an impact of $118 million gain/loss on net earnings. Similarly, a 10% movement (both increase and decrease) in copper prices would have an impact of $18.1 million gain/loss on net earnings.

30. Segmented information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including development projects and Corporate, have been grouped into an “other” category and are not reported on individually.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Mine. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek mines. The Corporate and other segment includes the head office located in Toronto, the Greenstone Gold Property (ownership in the project was sold in January 2021), the Kemess Project and other international exploration projects.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Year ended December 31, 2020

(Millions of U.S. Dollars)	Kumtor	Öksüt (c)	Mount Milligan	Molybdenum		Corporate and other	Total
Revenue	$981.6	$186.5	$383.6	$137.0		$—	$1,688.7
Cost of sales
Production costs	194.8	35.2	209.4	151.2	(a)	—	590.6
Depreciation	209.5	16.0	73.1	6.7		—	305.3
Standby costs	6.7	—	—	—		—	6.7

Earnings (loss) from mine operations	$570.6	$135.3	$101.1	$(20.9)		$—	$786.1
Revenue-based taxes	138.5	—	—	—		—	138.5
Exploration and development costs	15.9	1.7	7.5	—		22.3	47.4
Corporate administration	—	—	—	—		45.7	45.7
Care and maintenance	—	—	—	12.9		16.2	29.1
Other operating expenses	21.8	0.1	9.7	55.5	(b)	—	87.1

Earnings (loss) from operations	$394.4	$133.5	$83.9	$(89.3)		$(84.2)	$438.3

Additions to property, plant and equipment (note 9)	$258.4	$69.3	$37.2	$6.5		$24.9	$396.3

a)	Includes an inventory impairment charge of $13.6 million related to the Molybdenum business unit for the year ending December 31, 2020 (December 31, 2019 - $8.4 million).
b)

Includes an adjustment to the provision for reclamation of $53.4 million at the closed sites, Thompson Creek Mine and Endako, for the year ending December 31, 2020 (December 31, 2019 - $34.5 million) as a result of a reduction in the risk-free rate assumption.

c)	Includes the period from June 1, 2020 to December 31, 2020. The mine achieved commercial production effective May 31, 2020.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Year ended December 31, 2019

(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$827.5	$—	$335.0	$212.8	$—	$1,375.3
Cost of sales
Production costs	228.6	—	232.7	215.2	—	676.5
Depreciation	181.3	—	53.3	5.0	—	239.6
Standby costs	9.1	—	—	—	—	9.1

Earnings (loss) from mine operations	$408.5	$—	$49.0	$(7.4)	$—	$450.1
Revenue-based taxes	116.4	—	—	—	—	116.4
Exploration and development costs	11.3	—	4.0	0.1	30.6	46.0
Corporate administration	—	—	—	—	45.3	45.3
Care and maintenance	—	—	—	13.4	15.1	28.5
Impairment (note 19)	—	—	214.4	—	16.1	230.5
Other operating expenses	23.9	—	8.0	37.2 (a)	—	69.1

Earnings (loss) from operations	$256.9	$—	$(177.4)	$(58.1)	$(107.1)	$(85.7)

Additions to property, plant and equipment	$173.3	$89.7	$89.2	$5.4	$27.4	$385.0

(a)	Includes an adjustment to the provision for reclamation of $34.5 million at the closed sites, Thompson Creek Mine and Endako as a result of changes in the risk-free rate assumption.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Geographical Information

The following table details the Company’s revenue by the location of its customers and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
(Millions of U.S. Dollars)	2020	2019	2020	2019
Kyrgyz Republic	$981.6	$827.5	$611.0	$458.7
South Korea	233.5	181.0	—	—
Turkey	186.5	—	221.7	208.4
Japan	103.6	100.4	—	—
United States	78.6	174.3	81.7	94.8
India	35.4	—	—	—
China	34.4	63.4	—	—
Philippines	17.8	—	—	—
Canada	7.9	2.6	841.0	998.9
Netherlands	5.8	22.9	—	—
Other	3.6	3.2	7.8	8.2

Total	$1,688.7	$1,375.3	$1,763.2	$1,769.0

Customer Information

The following table presents sales to the top individual customers for the years ended December 31, 2020 and 2019. The following four customers represent 78% (2019 - 75%) of the Company’s sales revenue:

Customer	Region	2020	2019
1	Kyrgyz Republic	$981,621	$827,538
2	Turkey	125,870	—
3	Asia - Gold-Copper	125,154	90,504
4	Asia - Gold-Copper	89,810	118,224

		$1,322,455	$1,036,266